FILER:

   COMPANY DATA:
   COMPANY CONFORMED NAME:                  ALLIANT ENERGY RESOURCES, INC.
   CENTRAL INDEX KEY:
   STANDARD INDUSTRIAL CLASSIFICATION:
   IRS NUMBER:
   STATE OF INCORPORATION:
   FISCAL YEAR END:

   FILING VALUES:
   FORM TYPE:                               U-6B-2
   SEC ACT:
   SEC FILE NUMBER:
   FILM NUMBER:

   BUSINESS ADDRESS:
   STREET 1:                                4902 N Biltmore Lane
   CITY:                                    MADISON
   STATE:                                   WI
   ZIP:                                     53718
   BUSINESS PHONE:                          608-458-3311

   MAIL ADDRESS:
   STREET 1:                                 P.O. BOX 77007
   CITY:                                     MADISON
   STATE:                                    WI
   ZIP:                                      53707




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  FORM U-6B-2

                          Certificate of Notification

                         WHITING PETROLEUM CORPORATION


     This certificate is filed by Alliant Energy Resources, Inc. ("AER") on behalf of Whiting Petroleum Corporation ("Whiting").

     This certificate is notice that Whiting, a wholly owned subsidiary of AER, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section
250.48 Paragraph 36,621].


1. Type of the security or securities ("draft", "promissory note") - Term Loan

2. Issue, renewal or guaranty - Issue

3. Principal amount of each security - $15,000,000

4. Rate of interest per annum of each security - LIBOR + .625%

5. Date of issue, renewal or guaranty of each security - October 17, 2002

6. If renewal of security, give date of original issue - Not Applicable

7. Date of maturity of each security - December 20, 2002

8. Name of the person to whom each security was issued, renewed or guarantied - Bank One, N.A.

9. Collateral given with each security - Not Applicable

10. Consideration received for each security - $15,000,000

11. Application of proceeds of each security - Repayment of inter-company loan from AER

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
    Section 6(a) because of
     a. the provisions contained in the first sentence of 6(b), :
     b. the provisions contained in the fourth sentence of 6(b),  :
     c. the provisions contained in any rule of the commission other than Rule U-48, : X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding.
    (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section (6(a) of the Act granted by the first sentence of Section 6(b)) - Not Applicable


14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued - Not Applicable



15. If the security or securities are exempt from the provision of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed - Rule 52


                                           ALLIANT ENERGY RESOURCES, INC.

Date:   April 1, 2003              By:       /s/ Thomas Hanson
       ----------------                  ----------------------------------
                                           Thomas Hanson, VP - Treasurer